SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:

Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication	PortfolioPR
212-421-0333	212 736 9224
Galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

OTI REACHES AGREEMENTS FOR
$15.1 MILLION EQUITY FINANCING

Cupertino, CA– April 28, 2004 - On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for Homeland Security, Micropayments and Petroleum Payments among others, announced today that it has entered into agreements under which it will obtain $15.1 million of new equity financing.  The closing of the transaction, which is scheduled to take place later this week, is subject to customary closing conditions.

OTI stated that the funds resulting from its sale of ordinary shares will be used to support large scale implementation of one or more new projects that OTI is about to undertake for its customers, and to enable OTI to increase its role in the delivery channel for the different projects and to support OTI’s strategic growth in other respects.

Oppenheimer & Co. Inc. is acting as placement agent in the private placement of the units, which are being sold to financial institutions.

OTI is selling 1,300,000 units, each consisting of one ordinary share and a warrant to purchase six-tenths (6/10) of an ordinary share.  The aggregate purchase price of the units will be $15,132,000, based on a market price of $11.64 per unit, which is the average closing price of OTI’s ordinary shares for the last 5 trading days before the pricing date.  The warrants, which will be for the purchase of an aggregate of up to 780,000 ordinary shares, will have terms of five years and an exercise price of $13.97 (which reflects a 20% premium on the market price) per share.

The units were offered, and are being sold, pursuant to exemptions provided by Section 4(2) of the Securities Act of 1933 Act and Regulation D thereunder.  None of the securities was offered, or may be sold or otherwise transferred, in the absence of an effective registration statement under the Securities Act and applicable state securities laws or an opinion of counsel acceptable to OTI and its counsel that such registration is not required.  No offer to sell, or solicitation of any offer to purchase, such securities is made by this press release.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses.  OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.  Clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel.  For information on OTI, visit www.otiglobal.com.

# # #

This press release contains forward-looking statements.  Such statements are subject to certain risks and uncertainties, such as the satisfaction of closing conditions, market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release.  Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SECURITIES PURCHASE AGREEMENT

          This Securities Purchase Agreement (this “Agreement”) is made and entered into as of April , 2004, by and among On Track Innovations Ltd., an Israeli company (the “Company”), and each of the purchasers listed on Schedule A attached hereto (collectively, the “Purchasers” and individually, a “Purchaser”).

RECITALS

          WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, up to one million three hundred thousand (1,300,000) units (each, a “Unit”), each unit consisting of one ordinary share, NIS 0.10 nominal value, of the Company (the “Ordinary Shares”) and a five year warrant (a “Warrant”) to purchase 0.6 of an Ordinary Share, on the terms and conditions set forth in this Agreement; and

          WHEREAS, the Company and each Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

          NOW, THEREFORE, in consideration of the foregoing, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1.          AGREEMENT TO PURCHASE AND SELL SECURITIES.

                       (a)          Authorization. The Company’s Board of Directors has authorized the issuance and sale, pursuant to the terms and conditions of this Agreement, of up to one million three hundred thousand (1,300,000) Units, consisting in the aggregate of up to one million three hundred thousand (1,300,000) Ordinary Shares (the “Purchased Shares”) and seven hundred eighty thousand (780,000) Warrants, substantially in the form attached hereto as Exhibit A.  Each Warrant included in the Units shall be exercisable to purchase one Ordinary Share at $13.97 per share (the “Purchased Warrants” and together with the Purchased Shares, the “Purchased Securities”).  Subject to their terms and conditions, the Purchased Warrants shall be exercisable at any time and from time to time from and after the date hereof through and including April 22, 2009.

                       (b)          Agreement to Purchase and Sell Securities.  Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Purchaser severally and not jointly agrees to purchase, and the Company agrees to sell and issue to each Purchaser, that number of Units set forth opposite such Purchaser’s name on Schedule A attached hereto.  The purchase price of each Unit, without giving effect to the exercise price of the Warrants (the “Per Unit Price”) shall be $11.64.

                       (c)          Use of Proceeds.  The Company intends to apply the net proceeds from the sale of the Purchased Securities for working capital and general corporate purposes as determined by the Company from time to time.

                       (d)          Obligations Several Not Joint.  The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement.  The decision of each of the Purchasers to purchase the Purchased Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser.  Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement.  Each Purchaser shall be entitled to independently protect and enforce such Purchaser’s rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

          2.          CLOSING.

                       (a)          Closing.  The completion of the purchase and sale of the Purchased Securities  shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, at 9:00 a.m., local time, not later than five (5) Business Days following the date of the execution of this Agreement, or at such other time and place as the Company and Purchasers representing a majority of the Purchased Securities mutually agree upon (which time and place are referred to in this Agreement as the “Closing”).  Prior to the Closing, each Purchaser shall have delivered to The Bank of New York, as escrow agent (the “Escrow Agent”), the purchase price of the Purchased Securities purchased by such Purchaser by wire transfer of immediately available funds in accordance with the wire transfer instructions attached hereto as Exhibit B.  At the Closing, the Company shall, against delivery of full payment for the Purchased Securities, (i) authorize its transfer agent to issue to each Purchaser one or more stock certificates (the “Certificates”) registered in the name of each Purchaser (or in such nominee name(s) as designated by such Purchaser in the Stock Certificate and Warrant Questionnaire attached hereto as Appendix I (the “Stock Certificate Questionnaire”)), representing the number of Ordinary Shares set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(i) herein, and (ii) issue to each Purchaser the number of Purchased Warrants set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(ii) herein.  Closing documents may be delivered by facsimile with original signature pages sent by overnight courier.  The date of the Closing is referred to herein as the “Closing Date.”

          For purposes of this Agreement, “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

                       (b)          Aggregate Purchase Price Escrow Account.  All payments for the Purchased Securities made by each Purchaser as contemplated by Section 2(a) above will be held by the Escrow Agent for each Purchaser’s benefit in a non-interest bearing account.  Any payment will be returned promptly, without interest or deduction, if the transactions contemplated by this Agreement are not consummated.

          3.          REPRESENTATIONS AND WARRANTIES OF THE COMPANY.  The Company hereby represents and warrants to each Purchaser that the statements in this Section 3 are true and correct, except as set forth in the SEC Documents (as defined below):

                       (a)          Organization, Good Standing and Qualification.  The Company is a corporation duly organized and validly existing under the laws of the State of Israel and has all corporate power and authority required to (i) own, operate and occupy its properties and to carry on its business as presently conducted and (ii) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby.  The Company is qualified or authorized, as the case may be, to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole.

                       (b)          Capitalization.  The capitalization of the Company as of the date hereof (excluding the Purchased Securities to be purchased pursuant to this Agreement) is as follows:

(i) The authorized share capital of the Company consists of 30,000,000 Ordinary Shares.

                          (ii)         As of April 21, 2004, the issued and outstanding share capital of the Company consisted of 5,740,642 Ordinary Shares.  The issued and outstanding share capital of the Company has been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or other similar rights.

(iii) As of April 21, 2004, the Company had 5,380,300 Ordinary Shares reserved for issuance upon exercise of outstanding options granted under the Company’s share option plans (the “Option Plans”).

(iv) As of April 21, 2004, the Company had 1,162,685 Ordinary Shares available for future grant under the Option Plans.

                          (v)        With the exception of the foregoing in this Section 3(b), there are no outstanding subscriptions, options, warrants, convertible or exchangeable securities or other rights granted to or by the Company to purchase Ordinary Shares or other securities of the Company and there are no commitments, plans or arrangements to issue any Ordinary Shares or any security convertible into or exchangeable for Ordinary Shares.

                       (c)          Subsidiaries.  Except as set forth in the SEC Documents, the Company does not have any subsidiaries (the entities listed in the SEC Documents or any exhibit thereto as the Company’s subsidiaries are referred to herein, collectively, as the “Subsidiaries”), and, except as set forth in Section 3(c) of the Disclosure Letter attached hereto as Exhibit C (the “Disclosure Letter”), the Company does not own any share capital of, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, any person or entity.  Each of the Subsidiaries is duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation or organization.  Each of the Subsidiaries has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business and in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a Material Adverse Effect.

                       (d)          Due Authorization.  All corporate actions on the part of the Company necessary for the authorization, execution, delivery of and performance of all obligations of the Company under this Agreement and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Securities being sold under this Agreement and the Ordinary Shares issuable upon the exercise of the Purchased Warrants (the “Warrant Shares”) have been taken; no further consent or authorization of the Company, the Board or its shareholders is required (including with respect to NASD Rule 4350(i)(1)(D)), and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application, or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

                       (e)          Valid Issuance of Purchased Securities.

                                     (i)          Purchased Securities.  The Purchased Securities will be, upon payment therefor by the Purchasers in accordance with this Agreement, and the Warrant Shares will be, if and when issued in accordance with the terms of the Purchased Warrants, duly authorized, validly issued, fully paid and non-assessable, free from all liens, claims and encumbrances, as the case may be, and will not be subject to any pre-emptive rights or similar rights which shall not have been duly waived at the time of, and with respect to, the issuance of the Purchased Securities and the Warrant Shares.  No co-sale right, right of first refusal or other similar rights exist with respect to the Purchased Securities and the Warrant Shares or the issuance and sale thereof.  The issuance and sale of the Purchased Securities and the Warrant Shares will not obligate the Company to issue Ordinary Shares or other securities to any person and will not result in a right of any holder of the Company’s securities to adjust the exercise, conversion, exchange or reset price under such securities.

                                     (ii)         Compliance with Securities Laws.  Subject to the accuracy of the representations made by the Purchasers in Section 4 hereof, the Purchased Securities and the Warrant Shares (assuming no change in applicable law and no unlawful distribution of the Purchased Securities or the Warrant Shares by the Purchasers or other parties) will be issued to the Purchasers in compliance with applicable exemptions from (1) the registration and prospectus delivery requirements of the Securities Act and (2) the registration and qualification requirements of all applicable securities laws of the states of the United States.

                       (f)          Governmental Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority or self regulatory agency on the part of the Company is required in connection with the issuance of the Purchased Securities or the Warrant Shares to the Purchasers, or the consummation of the other transactions contemplated by this Agreement, except (i) such filings as have been made prior to the date hereof, (ii) the filings under applicable securities laws required to comply with the Company’s registration obligations under Section 5 of this Agreement, (iii) the filing of a notification form with The Nasdaq Stock Market within five days after the Closing Date and (iv) such additional post-Closing filings as may be required to comply with applicable state and federal securities laws and the listing requirements of the Nasdaq SmallCap Market (“Nasdaq”).

                       (g)          Non-Contravention.  The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including issuance of the Purchased Securities and Warrant Shares), do not (i) contravene or conflict with the Articles of Association of the Company (the “Articles of Association”) or other organizational documents of the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X); (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to the Company or any Significant Subsidiary; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any material benefit to which the Company or any Significant Subsidiary is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any asset of the Company or any Significant Subsidiary under, any material contract to which the Company or any Significant Subsidiary is a party or any material permit, license or similar right relating to the Company or any Significant Subsidiary or by which the Company or any Significant Subsidiary may be bound or affected, except, in the case of clauses (ii) and (iii), for such breaches, defaults or violations that individually or in the aggregate would not have a Material Adverse Effect.

                       (h)          Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation (“Action”) pending or, to the Company’s actual knowledge, threatened in writing:  (i) against the Company, any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X), their activities, properties or assets, or any officer, director or employee of the Company or any Significant Subsidiary in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company or any Significant Subsidiary, that is reasonably likely to have a Material Adverse Effect, or (ii) that seeks to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement (including the issuance of the Purchased Securities and the Warrant Shares).  The Company is not a party to nor subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably expected to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement or is reasonably likely to have a Material Adverse Effect.  No Action is currently pending nor does the Company currently intend to initiate any Action that is reasonably likely to have a Material Adverse Effect.  The U.S. Securities and Exchange Commission (the “SEC”) has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

                       (i)          Compliance with Law and Charter Documents.  The Company is not in violation or default of any provisions of the Articles of Association.  The Company has complied and is currently in compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company’s business or properties, except for any instance of non-compliance that has not had, and would not reasonably be expected to have, a Material Adverse Effect.  Neither the Company nor any of the Significant Subsidiaries is in default (and there exists no condition which, with or without the passage of time or giving of notice or both, would constitute a default) in any material respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other material agreement or instrument to which the Company or any of the Significant Subsidiaries is a party or by which the Company or any of the Significant Subsidiaries is bound or by which the properties of the Company are bound, which default would be reasonably likely to have a Material Adverse Effect or which would be reasonably likely to have a Material Adverse Effect on the transactions contemplated by this Agreement.

                       (j)          Material Non-Public Information.  The Company has not provided, and will not provide, to the Purchasers any material non-public information other than information related to the transactions contemplated by this Agreement, all of which information related to the transactions contemplated hereby shall be disclosed by the Company pursuant to Section 9(n) hereof.

                       (k)         SEC Documents.

                                               (1)          Reports.  Since January 1, 2003, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.  The Company has made available to the Purchasers prior to the date hereof copies of:

a) its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the “Form 20-F”) filed by the Company with the SEC; and

                                                   b)          all other documents, including exhibits thereto, filed or submitted by the Company with the SEC since December 31, 2003, pursuant to the reporting requirements of the Exchange Act, including, without limitation, any Report on Form 6-K for events occurring since December 31, 2003 (“Form 6-Ks”) submitted by the Company to the SEC (the Form 20-F and the Form 6-Ks are collectively referred to herein as the “SEC Documents”).

          Each of the SEC Documents, as of the respective dates thereof (or, if amended or superseded by a filing or submission, as the case may be, prior to the Closing Date, then on the date of such filing or submission, as the case may be), (i) did not contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document.

                                               (2)          Sarbanes-Oxley.  The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 from a foreign private issuer.  Such certifications contain no qualifications or exceptions to the matters certified therein (other than such qualifications or exceptions that are permitted under the Exchange Act and the rules promulgated thereunder) and have not been modified or withdrawn, and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.  Without limiting the foregoing, the Company is in compliance with any applicable requirements of the Sarbanes-Oxley Act of 2002 which apply to a foreign private issuer and the rules and regulations promulgated thereunder, as amended, that are currently in effect, except where such noncompliance would not have or reasonably be expected to result in a Material Adverse Effect or which would not reasonably be expected to have a Material Adverse Effect on the transactions contemplated by this Agreement.

                                               (3)          Financial Statements.  The consolidated financial statements of the Company included in the SEC Documents (i) comply in all material respects with the rules and regulations of the SEC with respect thereto as were in effect at the time of filing and (ii)  present fairly, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), consistently applied, the financial position of the Company as of the dates indicated therein, and the results of its operations and cash flows for the periods therein specified, subject, in the case of unaudited financial statements for interim periods, to normal, immaterial, year-end audit adjustments.

                       (l)          Absence of Certain Changes Since the Balance Sheet Date.  Since December 31, 2003 the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

                                    (i)          any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any share capital of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding share capital of the Company;

                                    (ii)         any damage, destruction or loss to the Company’s business or assets, whether or not covered by insurance, except for such occurrences, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

                                    (iii)        any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

                                    (iv)        any material change or amendment to, or any waiver of any material right under, a material contract or arrangement by which the Company or any of its assets or properties is bound or subject;

                                    (v)         any change by the Company in its accounting principles, methods or practices or in the manner in which it keeps its accounting books and records, except any such change required by a change in U.S. GAAP or by the SEC; or

                                    (vi)        any other event or condition of any character, except for such events and conditions that have not resulted, and are not expected to result, either individually or collectively, in a Material Adverse Effect.

                       (m)        Intellectual Property.  The Company owns or possesses sufficient rights to use all patents, patent rights, inventions, trade secrets, know-how, trademarks, service marks, trade names, licenses or copyrights (collectively, “Intellectual Property”), which are necessary to conduct its businesses as currently conducted, except where the failure to own or possess such sufficient rights would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.  The Company has not received any written notice of, and has no actual knowledge of, any infringement of or conflict with asserted rights of others with respect to any Intellectual Property which, either individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect, and to the Company’s actual knowledge, none of the patent rights owned or licensed by the Company are unenforceable or invalid.

                       (n)          Registration Rights.  The Company is not currently subject to any agreement providing any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority.

                       (o)          Title to Property and Assets.  The properties and assets owned by the Company are so owned free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and (ii) liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the business of the Company as currently conducted.  With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

                       (p)          Taxes.  The Company has filed or has valid extensions of the time to file all necessary federal, state, and foreign income and franchise tax returns due prior to the date hereof and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of any material tax deficiency which has been or might be asserted or threatened against it.

                       (q)          Insurance.  The Company maintains insurance of the types and in the amounts that the Company reasonably believes are prudent and adequate for its business, all of which insurance is in effect as of the date hereof.

                       (r)          Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

                       (s)          Internal Accounting Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                       (t)          Transactions With Officers and Directors.  Since January 1, 2003, none of the officers or directors of the Company has entered into any transaction with the Company or any Subsidiary that would be required to be disclosed in the Company’s Annual Report on Form 20-F.

                       (u)          General Solicitation.  Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) of investors with respect to offers or sales of the Purchased Securities.

                       (v)          Registration Statement Matters.  The Company currently meets the eligibility requirements for use of a Form F-3 Registration Statement for the resale of the Purchased Shares and the Warrant Shares by the Purchasers to the extent that such resale is permitted pursuant to General Instruction I.B.3 of Form F-3 and is not objected to by the SEC due to the status of, or any action taken by, a Purchaser.  Assuming the completion and timely delivery of the Registration Statement/Suitability Questionnaire (attached hereto as Appendix II) (the “Registration Statement Questionnaire”) by each Purchaser to the Company, the Company is not aware of any facts or circumstances that would prohibit or delay the preparation and filing of a registration statement with respect to the Registrable Shares (as defined below).

                       (w)          No Integrated Offering.  Neither the Company, nor any Affiliate (as defined below) of the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchased Securities to be integrated with prior offerings by the Company for purposes of the Securities Act, any applicable state securities laws or any applicable shareholder approval provisions, including, without limitation, under Nasdaq rules and regulations, nor will the Company take any action or steps that would cause the offering of the Purchased Securities to be integrated with other offerings.

          For the purposes of this Agreement, an “Affiliate” of any specified Purchaser means any other person or entity which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such specified Purchaser.  For purposes of this definition, “control” as used with respect to any person or entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

                       (x)          Nasdaq Listing Matters.  The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and are listed on the Nasdaq under the ticker symbol “OTIV.”  The Company has not received any notice that it is not currently in compliance with the listing or maintenance requirements of the Nasdaq. The issuance and sale of the Purchased Securities under this Agreement do not contravene the rules and regulations of Nasdaq.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or de-listing the Ordinary Shares from Nasdaq.

                       (y)          No Manipulation of Stock.  The Company has not taken and will not, in violation of applicable law, take any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Purchased Securities or the Warrant Shares.

                       (z)          Investment Company.  The Company is not an “investment company” within the meaning of such term under the Investment Company Act of 1940 and the rules and regulations of the SEC thereunder.

                       (aa)        Application of Takeover Protections.  There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Association (or similar charter documents) that would become applicable to the Purchasers as a result of the issuance of the Purchased Securities and the Warrant Shares.

                       (bb)       Disclosure.  The Company’s representations and warranties set forth in this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by a reference to  “Material Adverse Effect” or any other similar qualification, which are true and correct) and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          4.          REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF THE PURCHASERS.  Each Purchaser hereby represents and warrants to the Company, severally and not jointly, and agrees as follows:

                       (a)          Organization, Good Standing and Qualification.  Such Purchaser has all corporate, limited liability company, partnership, trust or individual power and authority required to enter into this Agreement and the other agreements, instruments and documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

                       (b)          Due Authorization.  The execution, delivery and performance of all obligations of such Purchaser under this Agreement have been duly authorized by all necessary corporate, limited liability company, partnership, trust or individual, as the case may be, action on the part of such Purchaser.  This Agreement constitutes such Purchaser’s legal, valid and binding obligation, enforceable against such Purchaser in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

                       (c)          Non-Contravention.  The execution, delivery and performance of this Agreement by such Purchaser, and the consummation by such Purchaser of the transactions contemplated hereby, do not (i) contravene or conflict with the organizational documents of such Purchaser; nor (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to such Purchaser.

                       (d)          Litigation.  Such Purchaser is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably likely to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement.

                       (e)          Purchase for Own Account.  The Purchased Securities are being acquired for investment for such Purchaser’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the distribution thereof in a manner which would violate the Securities Act.  Such Purchaser (if not an individual) also represents that it has not been formed for the specific purpose of acquiring the Purchased Securities.  Such Purchaser does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other person or entity, to sell or otherwise distribute the Purchased Securities. Notwithstanding the foregoing, the parties hereto acknowledge the Purchaser’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws and as otherwise contemplated by this Agreement.

                       (f)          Investment Experience.  Such Purchaser understands that the purchase of the Purchased Securities involves substantial risk.  Such Purchaser has experience as an investor in securities of companies and acknowledges that such Purchaser is able to bear the economic risk of its investment in the Purchased Securities and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of this investment in the Purchased Securities and protecting such Purchaser’s own interests in connection with this investment.

                       (g)          Status of Purchaser.  Such Purchaser is an “accredited investor,” as such term is defined in Regulation D of the Securities Act (“Regulation D”).  Such Purchaser acknowledges that the Purchased Shares and the Warrant Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

                       (h)          Reliance Upon Purchaser’s Representations.  Such Purchaser understands that the issuance and sale of the Purchased Securities to it will not be registered under the Securities Act on the ground that such issuance and sale will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that the Company’s reliance on such exemption is based on each Purchaser’s representations set forth herein and in the Registration Statement Questionnaire.

                       (i)          Receipt of Information.  Such Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance and sale of the Purchased Securities and the business, properties, prospects and financial condition of the Company and to obtain any additional information requested and has received and considered all information such Purchaser deems relevant to make an informed decision to purchase the Purchased Securities.  Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel thereof shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of such information and the Company’s representations and warranties contained in this Agreement.

                       (j)          Restricted Securities.  Such Purchaser understands that the Purchased Securities have not been, and will not upon issuance be, registered under the Securities Act and such Purchaser will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Purchased Securities unless (i) pursuant to an effective registration statement under the Securities Act, (ii) such Purchaser provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a sale, assignment or transfer of the Purchased Securities may be made without registration under the Securities Act and the transferee agrees to be bound by the terms and conditions of this Agreement, or (iii) such Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters) that the Purchased Shares or the Warrant Shares, as the case may be, can be sold pursuant to (A) Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time (“Rule 144”) or (B) Rule 144(k) promulgated under the Securities Act, in each case, following the applicable holding period set forth therein.  Notwithstanding anything to the contrary contained in this Agreement, including but not limited to in Section 5(c)(i) below, such Purchaser may transfer (without restriction and without the need for an opinion of counsel) the Purchased Shares or the Warrant Shares, as the case may be, to its Affiliates provided that each such Affiliate is an “accredited investor,” as such term is defined in Regulation D and such Affiliate agrees to be bound by the terms and conditions of this Agreement.

                       (k)         Legends.

                                     (i)          Purchased Shares and Warrant Shares.  Such Purchaser agrees that the certificates representing the Purchased Shares and the Warrant Shares shall bear a legend in substantially the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

          The Company acknowledges and agrees that the Purchasers may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Purchased Securities and Warrant Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Purchasers may transfer pledged or secured Purchased Securities and Warrant Shares to the pledgees or secured parties.

          In addition, such Purchaser agrees that the Company may place stop transfer orders with its transfer agent with respect to such certificates in order to implement the restrictions on transfer set forth in this Agreement.  The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

                                     (ii)         Purchased Warrants.  Such Purchaser agrees that the Purchased Warrants shall bear the following legend:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I)  A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

                       (l)          Restrictions on Transfer.

                                     (i)          Prior to any proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, unless there is in effect a registration statement under the Securities Act covering such Purchased Securities or Warrant Shares, as the case may be, such Purchaser shall give written notice to the Company of such Purchaser’s intention to effect such transfer.  Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company’s counsel, to the effect that the proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, may be effected without registration under the Securities Act or (ii) a “no action” letter from the SEC to the effect that the transfer of the Purchased Securities or the Warrant Shares, as the case may be, without registration will not result in a recommendation by the staff of the SEC that enforcement action be taken with respect thereto, whereupon such Purchaser shall be entitled to transfer the Purchased Securities or the Warrant Shares, as the case may be, in accordance with the terms of notice delivered by such Purchaser to the Company.

                                     (ii)         Notwithstanding the provisions of Section 4(m)(i) above, no registration statement, opinion of counsel or “no action” letter shall be necessary for a transfer  (i) by a Purchaser that is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date of this Agreement, (ii) by a Purchaser that is a limited liability company to a member of such limited liability company, (iii) by a Purchaser that is a partnership or limited liability company to the estate of any partner, retired partner, or member thereof, (iv) by any partner or member of a Purchaser that is a partnership or limited liability company by gift, will or intestate succession to such partner or member’s spouse or to the siblings, lineal descendants, ancestors of such partner or member or his or her spouse or (v) by a Purchaser that is a corporation to its shareholders or Affiliates, if the transferee agrees in writing to be subject to the terms and conditions hereof to the same extent as if he or she were an original Purchaser hereunder.

                       (m)        Questionnaires.  Such Purchaser has completed or caused to be completed the Stock Certificate Questionnaire and the Registration Statement Questionnaire for use in preparation of the Registration Statement (as defined in Section 5(a)(ii) below), and the answers to such questionnaires are true and correct as of the date of this Agreement; provided, that such Purchaser shall be entitled to update such information by providing written notice thereof to the Company before the effective date of the Registration Statement.

                       (n)          Restrictions on Short Sales.  Such Purchaser represents, warrants and covenants that neither such Purchaser nor any Affiliate of such Purchaser which (x) has knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Purchaser’s investments or trading or information concerning such Purchaser’s investments, including in respect of the Purchased Securities, or (z) is subject to such Purchaser’s review or input concerning such Affiliate’s investments or trading, has or will, directly or indirectly, during the period beginning on the date on which Oppenheimer & Co. Inc., a financial advisor to the Company, first contacted such Purchaser regarding the transactions contemplated by this Agreement (and involving the Company) and ending on the Closing Date, engage in (i) any “short sales” (as such term is defined in Rule 3b-3 promulgated under the Exchange Act) of the Purchased Shares and/or the Warrant Shares, including, without limitation, the maintaining of any short position with respect to, establishing or maintaining a “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, entering into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of Ordinary Shares, other securities, cash or other consideration) that transfers to another, in whole or in part, any economic consequences or ownership, or otherwise dispose of, any of the Purchased Securities by such Purchaser or (ii) any hedging transaction which establishes a net short position with respect to the Purchased Securities (clauses (i) and (ii) together, a “Short Sale”); except for (A) Short Sales by such Purchaser or an Affiliate of such Purchaser which was, prior to the date on which such Purchaser was first contacted by Oppenheimer & Co. Inc. regarding the transactions contemplated by this Agreement, a market maker for the Ordinary Shares, provided that such Short Sales are in the ordinary course of business of such Purchaser or Affiliate of such Purchaser and are in compliance with the Securities Act, the rules and regulations of the Securities Act and such other securities laws as may be applicable, (B) Short Sales by such Purchaser or an Affiliate of such Purchaser which by virtue of the procedures of such Purchaser are made without knowledge of the transactions contemplated by this Agreement or (C) Short Sales by such Purchaser or an Affiliate of such Purchaser to the extent that such Purchaser or Affiliate of such Purchaser is acting in the capacity of a broker-dealer executing unsolicited third-party transactions.

                       (o)          Independent Investment.  Such Purchaser has not agreed to act with any other Purchaser for the purpose of acquiring, holding, voting or disposing of any of the Purchased Securities or the Warrant Shares for purposes of Section 13(d) under the Exchange Act, and such Purchaser is acting independently with respect to its investment in the Purchased Securities.

                       (p)          Confidentiality. Such Purchaser agrees to use any information it receives in the course of and in connection with this transaction for the sole purpose of evaluating a possible investment in the Purchased Securities and such Purchaser hereby acknowledges that it is prohibited from reproducing or distributing any such information, this Agreement, or any other offering materials provided by the Company in connection with such Purchaser’s consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents except to its advisors and representatives for the purpose of evaluating such investment. The foregoing agreements shall not apply to any information that (a) is or becomes publicly available through no fault of such Purchaser, (b) was already known to such Purchaser prior to its disclosure by the Company to the Purchasers, as evidenced by documentation or other evidence reasonably satisfactory to the Company, (c) is or becomes available to such Purchaser on a non-confidential basis from a source other than the Company (so long as such Purchaser is not aware such disclosure is in breach of a confidentiality obligation to the Company), as evidenced by documentation or other evidence reasonably satisfactory to the Company, (d) is independently developed by such Purchaser’s personnel without access to or use of the confidential information received from the Company, as evidenced by documentation or other evidence reasonably satisfactory to the Company or (e) is legally required to be disclosed by such Purchaser under operation of law or judicial or other governmental order; provided, however, that if such Purchaser is requested or ordered to disclose any such information pursuant to any judicial or other governmental order or any other applicable legal procedure, it shall provide the Company with reasonably prompt notice of any such request or order to enable the Company to seek an appropriate protective order and shall provide the Company with reasonable assistance in obtaining such protective order at the Company’s sole expense.  The covenant in this Section 4(q) shall expire on the second anniversary of the Closing Date.

          5.          FORM D FILING; REGISTRATION; COMPLIANCE WITH THE SECURITIES ACT.

                       (a)          Form D Filing; Registration of the Purchased Shares and Warrant Shares.  The Company hereby agrees that it shall:

                                     (i)          file in a timely manner a Form D relating to the sale of the Purchased Securities under this Agreement, pursuant to Regulation D;

                                     (ii)         prepare and file with the SEC as soon as practicable and in no event later than thirty (30) days following the Closing Date, a registration statement on Form F-3 (the “Registration Statement”), to enable the resale of the Purchased Shares and the sale of the Warrant Shares (together with any Ordinary Shares issued or issuable as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Purchased Shares or the Warrant Shares, the “Registrable Shares”) by the Purchasers from time to time on Nasdaq and use all commercially reasonable efforts to cause such Registration Statement to be declared effective as promptly as possible after filing, but in any event, within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, and to remain continuously effective until the earlier of (1) the second anniversary of the effective date of the Registration Statement, (2) the date on which all Registrable Shares purchased by the Purchasers pursuant to this Agreement have been sold thereunder or (3) the date on which the Registrable Shares can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act (the “Registration Period”).  If the Company receives notification from the SEC that the Registration Statement will receive no action or review from the SEC, then the Company will use its commercially reasonable efforts to cause the Registration Statement to become effective within five (5)  Business Days after such SEC notification.  In the event that, following the Closing Date and prior to the end of the Registration Period, the Company does not meet the requirements for the use of Form F-3, the Company shall use such other form as is available for the registration of the Purchased Shares and the Warrant Shares, and shall convert such other form into Form F-3, or file a replacement registration statement on Form F-3, promptly after the first date on which it meets such requirements.  Notwithstanding the foregoing, the Company shall not be deemed to “not meet the requirements of Form F-3,” if it is unable to utilize such Form F-3 by reason of the identity or status of a Person who would be a selling shareholder named in a registration statement on Form F-3;

                                     (iii)        prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the Prospectus (as defined below) used in connection therewith as may be necessary to keep the Registration Statement effective at all times until the end of the Registration Period;

                                     (iv)        furnish to the Purchasers, with respect to the Registrable Shares registered under the Registration Statement, such reasonable number of copies of any prospectus in conformity with the requirements of the Securities Act and such other documents as any Purchaser may reasonably request in writing, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by such Purchasers;

                                     (v)         use its commercially reasonable efforts to file documents required of the Company for normal blue sky clearance in states specified in writing by the Purchasers; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

                                     (vi)        take all such action as is required of it to cause the Registrable Shares to be listed on Nasdaq prior to or on the Closing Date;

                                     (vii)       promptly notify the Purchasers in writing of the effectiveness of the Registration Statement on the same day the Registration Statement has been declared effective;

                                     (viii)      promptly notify the Purchasers in writing of the existence of any fact or the happening of any event, during the Registration Period (but not as to the substance of any such fact or event), that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make such statements not misleading (provided, however, that no notice by the Company shall be required pursuant to this subsection (viii) in the event that the Company either contemporaneously files a prospectus supplement to update the Prospectus or submits a Form 6-K or files another Exchange Act report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information with respect to such material event that results in such Registration Statement no longer containing any such untrue or misleading statements);

                                     (ix)        furnish to each Purchaser, upon written request, from the date of this Agreement until the end of the Registration Period, one copy of its annual report on Form 20-F and any Form 6-Ks filed with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder; and

                                     (x)         bear all expenses in connection with the procedures described in paragraphs (i) through (ix) of this Section 5(a) and the registration of the Registrable Shares pursuant to the Registration Statement other than fees and expenses, if any, of legal counsel or other advisers to the Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchasers, if any.

          It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5(a) with respect to Registrable Shares held by a Purchaser that such Purchaser shall timely furnish to the Company a completed Registration Statement Questionnaire on or before the Closing Date and such other written information regarding such Purchaser, the Registrable Shares to be sold by such Purchaser, and the intended method of disposition of the Registrable Shares as the Company may deem necessary or advisable to effect the registration of the Registrable Shares.  The Purchasers shall update such information as and when necessary by written notice to the Company.

                       (b)          Liquidated Damages.

                                     (i)          Delay in Effectiveness of Registration Statement.  In the event that the Registration Statement is not (i) filed within thirty (30) days following the Closing Date or (ii) declared effective within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, the Company shall pay to each Purchaser (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) liquidated damages, in cash, in an amount equal to one percent (1%) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement (a “Liquidated Damages Payment”).  For each successive thirty day period (or portion thereof) thereafter, until the Registration Statement is filed or becomes effective, as the case may be, the Company shall pay to each Purchaser  (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) an additional Liquidated Damages Payment in cash; provided, however, that in the case of any such successive period of less than thirty days, the additional Liquidated Damages Payment shall be calculated on a pro rata basis based on the number of days actually elapsed in such period.  Each Liquidated Damages Payment payable in respect of a successive thirty-day period (or portion thereof) shall be payable at the end of such successive thirty-day period (or portion thereof).

                                     (ii)         Lapse in Effectiveness of Registration Statement.  In the event that the Registration Statement is filed and declared effective but, during the Registration Period, ceases to be effective or useable or the prospectus included in the Registration Statement (the “Prospectus”, as amended or supplemented by any prospectus supplement and by all other amendments thereto and all material incorporated by reference in such Prospectus) ceases to be usable, in either case, in connection with resales of Registrable Shares, without such lapse being cured within ten (10) Business Days (the “Cure Period”) by a post-effective amendment to the Registration Statement, a supplement to the Prospectus or a report filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that cures such lapse, then the Company shall pay to each Purchaser liquidated damages (in addition to the rights and remedies available to each Purchaser under applicable law and this Agreement), for the period from and including the first day following the expiration of the Cure Period until, but excluding, the earlier of (1) the date on which such failure is cured and (2) the date on which the Registration Period expires, at a rate equal to one percent (1%) for each successive thirty-day period (or portion thereof) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement; provided, however, that in the case of any such successive period of less than thirty days, the additional liquidated damages shall be calculated on a pro rata basis based on the number of days actually elapsed in such period.  Such liquidated damages shall be payable in cash at the end of such successive thirty-day period (or portion thereof).

                       (c)          Transfer of Registrable Shares After Registration; Suspension.

                                     (i)          The Purchasers agree that they will not offer to sell or make any sale, assignment, pledge, hypothecation or other transfer with respect to the Registrable Shares that would constitute a sale within the meaning of the Securities Act except pursuant to either (1) the Registration Statement, (2) Rule 144 or (3) any other exemption from registration under the Securities Act, and that they will promptly notify the Company of any changes in the information set forth in the Registration Statement after it is prepared regarding such Purchaser or its plan of distribution to the extent required by applicable law.

                                     (ii)         In addition to any suspension rights under paragraph (iii) below, upon the happening of any pending corporate development, public filing with the SEC or similar event, that, in the judgment of the Company’s Board of Directors, renders it advisable to suspend the use of the Prospectus or upon the request by an underwriter in connection with an underwritten public offering of the Company’s securities, the Company may, on not more than two (2) occasions for not more than ninety (90) days on each such occasion, suspend use of the Prospectus, on written notice to each Purchaser (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each Purchaser shall discontinue any disposition of Registrable Shares covered by the Registration Statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Purchasers or until the Purchasers are advised in writing by the Company that sales of Registrable Shares under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus; provided, however, that the Company may not suspend use of the Prospectus (i) on more than one (1) occasion for not more than ninety (90) days prior to the first anniversary of the Closing Date or (ii) on more than one (1) occasion for not more than ninety (90) days during the period following the first anniversary of the Closing date and ending on the second anniversary of the Closing Date.  The suspension and notice thereof described in this Section 5(c)(ii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

                                     (iii)       Subject to paragraph (iv) below, in the event of:  (1) any request by the SEC or any other federal or state governmental authority during the Registration Period for amendments or supplements to a Registration Statement or related prospectus or for additional information, (2) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (3) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (4) any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Company shall deliver a certificate in writing to the Purchasers (the “Suspension Notice”) to the effect of the foregoing (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), and, upon receipt of such Suspension Notice, the Purchasers will discontinue disposition of Registrable Shares covered by the Registration Statement or Prospectus (a “Suspension”) until the Purchasers’ receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until the Purchasers are advised in writing by the Company that the current Prospectus may be used, and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus.  In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as possible after delivery of a Suspension Notice to the Purchasers.  The Suspension and Suspension Notice described in this Section 5(c)(iii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

                                     (iv)        Provided that a Suspension is not then in effect, the Purchasers may sell Registrable Shares under the Registration Statement, provided that the selling Purchaser arranges for delivery of a current Prospectus to the transferee of such Registrable Shares to the extent such delivery is required by applicable law.

                                     (v)         In the event of a sale of Registrable Shares by a Purchaser, such Purchaser must also deliver to the Company’s transfer agent, with a copy to the Company, a certificate of subsequent sale reasonably satisfactory to the Company, so that ownership of the Registrable Shares may be properly transferred.  The Company will cooperate to facilitate the timely preparation and delivery of certificates (unless otherwise required by applicable law) representing Registrable Shares sold.

                       (d)          Indemnification.  For the purpose of this Section 5(d), the term “Registration Statement” shall include any preliminary or final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 5(a).

                                     (i)          Indemnification by the Company.  The Company agrees to indemnify and hold harmless each of the Purchasers, their respective officers, directors, agents and employees, and each person, if any, who controls any Purchaser within the meaning of the Securities Act, to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities or expenses, joint or several, to which such Purchasers, such officers, directors, agents or employees, or such controlling persons may become subject, under the Securities Act, the Exchange Act or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein, and will reimburse each Purchaser, each of its respective directors, officers, agents and employees, and each such controlling person for any reasonable out-of-pocket legal and other expenses incurred by such Purchaser, such director, officer, agent or employee, or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability, expense or action arises out of or is based upon (1) an untrue statement or alleged untrue statement or omission or alleged omission in the Registration Statement, the Prospectus or any amendment to or supplement of the Registration Statement or the Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser demanding such indemnification expressly for use in the Registration Statement or the Prospectus, (2) the failure of such Purchaser to comply with the covenants and agreements contained in this Agreement respecting resale of the Purchased Shares or the sale of the Warrant Shares, or (3) any untrue statement or omission of a material fact required to make such statement not misleading in any Prospectus that is corrected in any subsequent Prospectus that was delivered to such Purchaser before the pertinent sale or sales by such Purchaser.

                                     (ii)         Indemnification by each Purchaser.  Each Purchaser will severally and not jointly indemnify and hold harmless the Company, each of its directors, officers, agents and employees, and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Company, its directors, officers, agents and employees, or any controlling persons may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Purchaser, which consent shall not be unreasonably withheld) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser expressly for use therein, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein and such Purchaser will reimburse the Company, each of its directors, officers, agents and employees, and any controlling persons for any reasonable legal and other expense incurred by the Company, its directors, officers, agents and employees, and any controlling persons, in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that such Purchaser shall not be liable for any such untrue or alleged untrue statement or omission or alleged omission with respect to which such Purchaser has delivered to the Company in writing a correction of such untrue or alleged untrue statement or omission or alleged omission before the occurrence of the event from which such loss, claim, damage, liability or expense was incurred.  Notwithstanding the provisions of this Section 5(d), such Purchaser shall not be liable for any indemnification obligation under this Agreement in excess of the aggregate amount of net proceeds received by such Purchaser from the sale of the Registrable Shares pursuant to the Registration Statement.

                                     (iii)        Indemnification Procedure.

                                                  (1)          Promptly after receipt by an indemnified party under this Section 5(d) of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 5(d), promptly notify the indemnifying party in writing of the claim and provide to the indemnifying party copies of all written documents relating to such threatened or commenced action; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 5(d) or otherwise, to the extent it is not prejudiced as a result of such failure.

                                                  (2)          In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select one separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties.   Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 5(d) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

                                                     a)          the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by such indemnifying party, representing all of the indemnified parties who are parties to such action); or

                                                     b)          the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action against the indemnified party, in each of which cases the reasonable out-of-pocket fees and expenses of counsel for the indemnified party shall be at the expense of the indemnifying party.

                                     (iv)        Contribution.  If the indemnification provided for in this Section 5(d) is required by its terms but is for any reason held to be unavailable to, or is otherwise insufficient to hold harmless, an indemnified party under this Section 5(d) with respect to any losses, claims, damages, liabilities or expenses referred to in this Agreement, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement:

                                                   (1)          in such proportion as is appropriate to reflect the relative faults of the Company and the Purchasers in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations, or

                                                   (2)          if the allocation provided by clause (1) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative faults referred to in clause (1) above but also the relative benefits received by the Company and the Purchasers from the sale of the Purchased Securities.

          The respective relative benefits received by the Company, on the one hand, and each Purchaser, on the other, shall be deemed to be in the same proportion as the amount to which the consideration paid by such Purchaser to the Company pursuant to this Agreement for the Registrable Shares that were sold pursuant to the Registration Statement bears to the difference (the “Difference”) between the amount such Purchaser paid for such Registrable Shares that were sold pursuant to the Registration Statement and the amount received by such Purchaser from such sale.  The relative fault of the Company and each Purchaser shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate material fact relates to information supplied by the Company or by such Purchaser and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 5(d)(iii), any reasonable out-of-pocket legal or other fees or expenses incurred by such party in connection with investigating or defending any such action or claim.  The provisions set forth in Section 5(d)(iii) with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this Section 5(d)(iv); provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under Section 5(d)(iii) for purposes of indemnification.  The Company and each Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 5(d)(iv) were determined solely by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph.  Notwithstanding the provisions of this Section 5(d)(iv), no Purchaser shall be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.  The Purchasers’ obligations to contribute pursuant to this Section 5(d)(iv) are several and not joint.

                       (e)          Rule 144 Information.  For two years after the date of this Agreement, the Company shall file in a timely manner all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and shall use reasonably commercial efforts to the extent required to enable the Purchasers to sell the Purchased Shares and the Warrant Shares pursuant to Rule 144.

          6.          ADVISORY FEE.  The Purchasers acknowledge that the Company intends to pay to Oppenheimer & Co. Inc., as financial advisor, a fee in respect of the sale of the Purchased Securities.  Each of the parties to this Agreement hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Purchased Securities to the Purchasers.  The Company shall indemnify and hold harmless the Purchasers from and against all fees, commissions or other payments owing by the Company to Oppenheimer & Co. Inc. or any other person or firm acting on behalf of the Company hereunder.

          7.          CONDITIONS TO THE PURCHASERS’ OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN.  The obligations of the Purchasers to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

                       (a)          Representations and Warranties True.  Each of the representations and warranties of the Company contained in Section 3 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations or warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

                       (b)          Performance.  The Company shall have performed and complied in all material respects with all of its agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

                       (c)          Compliance Certificate.  The Company will have delivered to each of the Purchasers a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Sections 7(a) and 7(b) hereof have been fulfilled.

                       (d)          Agreement.  The Company shall have executed and delivered to the Purchasers this Agreement and their respective Warrants.

                       (e)          Securities Exemptions.  The offer and sale of the Purchased Securities to each of the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

                       (f)          No Suspension of Trading or Listing of Ordinary Shares.  The Ordinary Shares (i) shall be designated for quotation or listed on Nasdaq and (ii) shall not have been suspended from trading on Nasdaq.

                       (g)          Secretary’s Certificate.  The Company shall have delivered to the Purchasers a certificate of the Company executed by the Company’s Secretary (or other authorized officer), dated as of the Closing Date, attaching and certifying to the truth and correctness of (1) the Articles of Association, and (2) the resolutions adopted by the Board of Directors of the Company in connection with the transactions contemplated by this Agreement.

                       (h)          Opinion of Company Counsel.  Each of the Purchasers will have received an opinion, dated as of the Closing Date, from (i) Zysman, Alaroni, Gayer & Co., Israeli counsel to the Company, in the form attached hereto as Exhibit D, and (ii) Weil, Gotshal & Manges LLP, U.S. counsel to the Company, in the form attached as Exhibit E.

                       (i)          No Statute or Rule Challenging Transaction.  No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.  For purposes of this Agreement, the term “Trading Market” means the following markets or exchanges on which the Ordinary Shares listed or quoted for trading on the date in question: the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market.

                       (j)          Reservation of Ordinary Shares.  The Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of facilitating the exercise of the Warrants, a number of Ordinary Shares equal to the aggregate number of Warrant Shares issuable upon exercise of the Purchased Warrants assuming such Purchased Warrants were granted on the Closing Date (after giving effect to the Purchased Shares and the Purchased Warrants to be issued on the Closing Date and assuming all such Purchased Warrants were fully convertible or exercisable on such date regardless of any limitation on the timing or amount of such conversions or exercises).

                       (k)         Other Actions.  The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Purchasers in writing in connection with the transactions contemplated hereby.

          8.          CONDITIONS TO THE COMPANY’S OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN. The obligations of the Company to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

                       (a)    Representations and Warranties True.  Each of the representations and warranties of the Purchasers contained in Section 4 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations and warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

                       (b)          Performance.  The Purchasers shall have performed and complied in all material respects with all of their agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

                       (c)          Agreement.  Each Purchaser shall have executed and delivered to the Company this Agreement (and the Registration Statement Questionnaire).

                       (d)          Securities Exemptions.  The offer and sale of the Purchased Securities to the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

                       (e)          Payment of Purchase Price.  The Purchasers shall have delivered to the Escrow Agent by wire transfer of immediately available funds full payment of the purchase price for the Purchased Securities as specified in Section 1(b).

                       (f)          No Statute or Rule Challenging Transaction.  No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.

                       (g)          Other Actions.  The Purchasers shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested in writing by the Company in connection with the transactions contemplated hereby.

          9.          MISCELLANEOUS.

                       (a)          Successors and Assigns.  The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers holding at least a majority of the total aggregate number of Purchased Shares and Warrant Shares then outstanding (excluding any Purchased Shares or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise).  Any Purchaser may assign its rights under this Agreement to any person to whom such Purchaser assigns or transfers any Purchased Securities, provided that such transferee agrees in writing to be bound by the terms and provisions of this Agreement, and such transfer is in compliance with the terms and provisions of this Agreement and permitted by federal and state securities laws.

                       (b)          No Consideration.  No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of this Agreement, the Warrants or any other document executed in connection with the Purchased Securities (the “Transaction Documents”) unless the same consideration is also offered to all of the parties to the Transaction Documents or holders of Purchased Securities, as the case may be.

                       (c)          Governing Law; Enforcement of Judgment and Related Matters.

                                     (i)          This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and Federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  THE PARTIES HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

                                     (ii)         Each party hereby agrees that in any suit (whether in a court in the United States, Israel or elsewhere) seeking enforcement of this Agreement or provisions of this Agreement (i) no defense (other than a procedural defense) given or allowed by the laws of any other state or country shall be interposed by any party in any such suit, action or proceeding unless such defense is also given or allowed by the laws of the State of New York or of the United States, (ii) if the plaintiffs therein seek a judgment in either United States dollars or Israel currency, subject to Israel foreign currency control regulations, no party will interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currencies, except to the extent that such judgment would violate the laws of Israel, and (iii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in Israel currency linked, for a period from entry of such judgment until actual payment thereof in full has been made, to either or both the consumer price index of Israel and changes in the Israel currency-United States dollar exchange rate, no party will interpose any defense or objection to or otherwise oppose inclusion of such linkage in any judgment except to the extent that such judgment would violate the laws of Israel.

                                     (iii)        Each party agrees that if any payment or sum due under this Agreement is made to or received by the party entitled to such payment or sum (the “Payee”) in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the payor of such payment or sum (the “Payor”) shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Payee, in accordance with normal bank procedures, is able to lawfully purchase with such amount of such other currency.  To the extent the Payee are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Payor, the obligations of the Payor shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Agreement.  To the extent that the Payee receives any payments with respect to such separate obligation in freely transferable United States dollars (or currency which can be used to purchase freely transferable United States dollars in the manner set forth above), the Payee will return to the Payor a corresponding amount of the other currency.  This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

                       (d)          Survival. Notwithstanding any investigation made by any party to this Agreement, all agreements, representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 of this Agreement shall survive until the first anniversary of the Closing Date.

                       (e)          Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                       (f)          Headings.  The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by reference.

                       (g)          Notices.  Any notices and other communications required or permitted under this Agreement shall be in writing and shall be delivered (i) personally by hand or by courier, (ii) mailed by United States first-class mail, postage prepaid or (iii) sent by facsimile directed (A) if to any Purchaser, at such Purchaser’s address or facsimile number set forth on Schedule A to this Agreement, or at such address or facsimile number as such Purchaser may designate by giving at least ten (10) days’ advance written notice to the Company or (b) if to the Company, to its address or facsimile number set forth below, or at such other address or facsimile number as the Company may designate by giving at least ten (10) days’ advance written notice to the Purchasers.  All such notices and other communications shall be deemed given upon (i) receipt or refusal of receipt, if delivered personally, (ii) three days after being placed in the mail, if mailed, or (iii) confirmation of facsimile transfer, if faxed.

          The address and facsimile number of the Company for the purpose of this Section 9(g) are as follows:

On Track Innovations Ltd.
Z.H.R. Industrial Zone
Rosh-Pina 12000
Israel
Fax: 011 972 46 938 887
Attention: Oded Bashan

with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Fax: (212) 310-8007
Attention: David P. Stone

          The address and facsimile number of each Purchaser is set forth on Schedule A.

                       (h)          Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and the Purchasers holding at least seventy-five percent (75%) of the total aggregate number of Purchased Securities then outstanding (excluding any Purchased Shares and/or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise).  Any amendment effected in accordance with this Section 9(h) will be binding upon the Purchasers, the Company and their respective successors and assigns.

                       (i)          Severability.  If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

                       (j)          Entire Agreement.  This Agreement, together with all exhibits and schedules hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

                       (k)         Further Assurances.  From and after the date of this Agreement, upon the request of the Company or the Purchasers, the Company and the Purchasers will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

                       (l)          Meaning of “Include” and “Including”.  Whenever in this Agreement the word “include” or “including” is used, it shall be deemed to mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

                       (m)        Fees, Costs and Expenses.  Except as otherwise provided for in this Agreement, all fees, costs and expenses (including attorneys’ fees and expenses) incurred by any party hereto in connection with the preparation, negotiation and execution of this Agreement and the exhibits and schedules hereto and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of any governmental authorities), shall be the sole and exclusive responsibility of such party.

                       (n)         6-K Submission and Publicity.  On the Closing Date, the Company shall submit a Report on Form 6-K with the SEC describing the terms of the transactions contemplated by this Agreement and attaching this Agreement and the press release referred to below as exhibits to such submission (the “6-K Submission” including all attachments).  Neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated by this Agreement; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to issue any press release or make any other public disclosure (including a press release (concerning the offering of the Purchased Securities) pursuant to Rule 135(c) under the Securities Act) with respect to such transactions (i) in substantial conformity with the 6-K Submission and (ii) as is required by applicable law, regulations, and Nasdaq rules; and, provided further, that no such release may identify a Purchaser unless such Purchaser has consented thereto in writing, or as required by law.

                       (o)          Waivers.  No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

                       (p)          Stock Splits, Dividends and other Similar Events.  The provisions of this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

                       (q)          Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under this Agreement.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

                       (r)          Replacement of Shares.  If any certificate or instrument evidencing any Ordinary Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Ordinary Shares.

[Remainder of page intentionally left blank.]

* * *

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ON TRACK INNOVATIONS LTD.

By:

Name:
Title:

[PURCHASER SIGNATURE PAGES TO FOLLOW]

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

DATED AS OF APRIL 22, 2004

BY AND AMONG

ON TRACK INNOVATIONS LTD.

AND EACH PURCHASER NAMED THEREIN

          The undersigned hereby executes and delivers to On Track Innovations Ltd. the Securities Purchase Agreement (the “Agreement”) to which this signature page is attached effective as of the date of the Agreement, which Agreement and signature sage, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.

Number of Units:

Number of Ordinary Shares:

Number of Warrant Shares:

Purchase Price: $

“Purchaser”

Signature:

Name:

Title:

Address:

Telephone:

Facsimile:

E-mail:

Tax ID Number:

Schedule A

Information about the Purchasers

Name, Address, Facsimile Number	Number of Ordinary Shares	Number of Warrant Shares	Aggregate Purchase Price

APPENDIX I

STOCK CERTIFICATE  AND WARRANT QUESTIONNAIRE

Pursuant to Section 4(n) of the Agreement, please provide us with the following information:

          1.          The exact name that your Purchased Warrant and Purchased Shares are to be registered in (this is the name that will appear on your stock certificate(s)).  You may use a nominee name if appropriate:

          2.          The relationship between the Purchaser of the Purchased Shares and the Purchased Warrant and the Registered Holder listed in response to Item 1 above:

          3.          The mailing address of the Registered Holder listed in response to Item 1 above:

          4.          The Social Security Number or Tax Identification Number of the Registered Holder listed in response to Item 1 above:

APPENDIX II

REGISTRATION STATEMENT/SUITABILITY QUESTIONNAIRE

All capitalized terms not defined in this Appendix II shall have the meanings assigned to them in the Securities Purchase Agreement, dated as of April 22, 2004 (the “Agreement”), by and among On Track Innovations Ltd., an Israeli corporation (the “Company”) and each of the purchasers listed on Schedule A to the Agreement.

PART A

In connection with the preparation of the Registration Statement, please provide us with the following information:

1.	Pursuant to the “Selling Stockholder” section of the Registration Statement, please state you or your organization’s name exactly as it should appear in the Registration Statement:

2.

Please provide the number of shares that you or your organization will own immediately after Closing, including those Shares purchased by you or your organization pursuant to the Purchase Agreement and those shares purchased by you or your organization through other transactions:

3.	Please provide the number of Warrant Shares underlying the Warrants that you or your organization will own immediately following the Closing:

4.	Have you, or has your organization had, any material relationship within the past three years with the Company or its affiliates?

_____ Yes _____ No

If yes, please indicate the nature of any such relationships below:

PART B

Pursuant to Section 4 of the Agreement, please provide us with the following information, and we will use your responses to qualify you for purposes of federal and state securities laws:

5. IDENTIFICATION

Name:

Address of principal place of business:

State (or Country) of formation or incorporation:

Contact Person:

Telephone Number:

Facsimile Number:

Email Address:

Type of Entity (corporation, partnership, trust, etc.):

Social Security or Taxpayer or Employer Identification Number:

6. STATUS AS AN ACCREDITED INVESTOR

Please confirm that you are, or your organization is, an “accredited investor” as defined under the Securities Act of 1933, as amended (the “Act”), by checking all applicable boxes to indicate the exemption qualifying you as an accredited investor, as provided in Rule 501(a) under the Securities Act of 1933, as amended.

          ☐          a corporation, organization described in Section 501(c)(3) of the Internal Revenue Code, a Massachusetts or similar business trust or a partnership, in each case, not formed for the purpose of this investment, with total assets in excess of $5,000,000;

          ☐          a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

          ☐          a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

          ☐          an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

          ☐          a bank as defined in Section 3(a)(2) or a savings and loan association or other institution defined in Section 3(a)(5)(A) of the Act acting in either an individual or fiduciary capacity;

          ☐          an insurance company as defined in Section 2(13) of the Act;

          ☐          an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 whose investment decision is made by a fiduciary which is either a bank, savings and loan association, insurance company, or registered investment advisor, or whose total assets exceed $5,000,000, or, if a self-directed plan, a plan whose investment decisions are made solely by persons who are accredited investors;

          ☐          a director, executive officer or general partner of the issuer of the securities being offered or sold;

          ☐          a natural person whose individual net worth, or joint net worth with your spouse, at the time of purchase exceeds $1,000,000;

          ☐          a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

          ☐          a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Act;

          ☐          an entity in which all the equity owners are accredited investors; or

          ☐          other – Please describe:

          7.          RESIDENCE INFORMATION

Please indicate the jurisdiction in which the your reside or your organization is chartered and the jurisdiction in which it maintains its principal offices:

8. INVESTMENT REPRESENTATION

Are you purchasing the securities offered for your own account and for investment purposes only?

Yes ☐ No ☐

If no, please state for whom you are investing and/or the reason for investing.

9. SIGNATURE

The above information is true and correct in all material respects and the undersigned recognizes that the Company and its counsel are relying on the truth and accuracy of such information in reliance on the exemption contained in Subsection 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The undersigned agrees to notify the Company promptly of any changes in the foregoing information which may occur prior to the investment.

Executed at _________________________,_____________________on ___________ , 2004.

Name of Entity:___________________________________________________________

By:

(Signature)

(Name and title of signatory)

IF THE INVESTMENT WILL BE MADE BY MORE THAN ONE ENTITY, WHETHER OR NOT AFFILIATED, PLEASE COMPLETE A COPY OF THIS QUESTIONNAIRE FOR EACH ENTITY.

EXHIBIT A

Form of Warrant

EXHIBIT B

Escrow Agent Wire Instructions

EXHIBIT C

Disclosure Letter

Section 3(c)

The Company deregistered its City Smart Ltd., City Smart Laboratory Ltd. and City Smart Corporation Ltd. subsidiaries, on January 8, 2003.

EXHIBIT D

Form of Israeli Counsel Opinion

EXHIBIT E

Form of U.S. Counsel Opinion

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.

(Registrant)

By /s/ Oded Bashan
Oded Bashan
President, Chief Executive Officer
and Chairman

Date: April 29, 2004